Exhibit 99.4

FORM OF LETTER TO CLIENTS

NORTHWEST BANCORPORATION, INC.

Up to 1,000,000 Shares of Common Stock To Be Issued Upon the Exercise of Subscription Rights

[—], 2010

To Our Clients:

Enclosed for your consideration are the prospectus dated [—], 2010 (the “Prospectus”) and the Instructions for Use of Northwest Bancorporation Inc. Subscription Rights Certificates relating to the rights offering by Northwest Bancorporation, Inc. (the “Company”) of shares of its common stock, which will be issued upon the exercise of non-transferable subscription rights, which are being distributed to all holders of record of common stock as of 5:00 p.m., Pacific Time, on May 20, 2010 (the “Record Date”). The subscription rights and the rights offering are described in the Prospectus.

In the rights offering, the Company is offering up to an aggregate of 1,000,000 shares of common stock to be issued upon the exercise of your subscription rights, as further described in the Prospectus. The subscription rights will expire, if not exercised prior to 2:00 p.m., Pacific Time, on July 1, 2010, (the “Expiration Date”) unless the Expiration Date is extended.

As described in the Prospectus, you will receive approximately 0.4192 of a subscription right for each share of common stock you owned on the Record Date. Subscription rights may only be exercised in whole numbers; the Company will not issue fractional rights and will round all of the subscription rights down to the nearest whole number. Each whole subscription right will allow you to subscribe to purchase a share of common stock (the “Basic Subscription Privilege”) at a subscription price of $4.00 per share. For example, if you owned 1,000 shares of common stock on the Record Date, you would receive 419 subscription rights (rounded down from 419.20) and would have the right to purchase 419 shares of common stock for $4.00 per share pursuant to your Basic Subscription Privilege.

In addition, if you instruct us to exercise your Basic Subscription Privilege in full, you will be eligible to subscribe to purchase additional shares of common stock, at the same subscription price per share that applies to the Basic Subscription Privilege, subject to the conditions and limitations described further in the Prospectus (the “Over-Subscription Privilege”). We offer no assurances that any subscription requests that you may submit pursuant to the Over-Subscription Privilege will be fulfilled in whole or in part.

We will be required to submit payment in full on your behalf for all of the shares of common stock you wish to buy under your Basic Subscription Privilege and pursuant to the Over-Subscription Privilege to Registrar and Transfer Company (the “Subscription Agent”), by no later than 2:00 p.m., Pacific Time, on the Expiration Date. Any fractional shares of common stock resulting from the exercise of your subscription rights, including under the Basic Subscription Privilege and the Over-Subscription Privilege, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that you may pay to the Subscription Agent in the rights offering will be returned, without interest or penalty, to you by the Subscription Agent as soon as practicable following the completion of the rights offering.

The subscription rights are evidenced by subscription rights certificates registered in the names of the holders of record of the Company’s common stock for which the subscription rights are being distributed. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the OTC Bulletin Board or on any other stock exchange or trading market.

THE ENCLOSED MATERIALS ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF SHARES OF COMMON STOCK WHICH ARE CARRIED BY US IN YOUR ACCOUNT BUT ARE NOT REGISTERED IN YOUR NAME. EXERCISES OF THE SUBSCRIPTION RIGHTS DISTRIBUTED WITH RESPECT TO THESE SHARES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

We are hereby requesting that you instruct us as to whether you wish us to elect to subscribe for any shares of common stock to which you are entitled pursuant to the terms of the rights offering and subject to the conditions set forth in the Prospectus. We urge you to read the Prospectus and other enclosed materials carefully and in their entirety before instructing us to exercise your subscription rights.

Your instructions to us, together with any required payment, should be forwarded as promptly as possible in order to permit us to exercise the subscription rights on your behalf in accordance with the provisions of the rights offering. The rights offering will expire at 2:00 p.m., Pacific Time, on July 1, 2010. Once you have exercised any of your subscription rights, such exercise may not be canceled, revoked or otherwise amended.

If you wish to have us, on your behalf, exercise the subscription rights for any shares of common stock to which you are entitled, please so instruct us by timely completing, executing, and returning to us the enclosed Beneficial Owner Election Form with any required payment.

With respect to any instructions to exercise (or not to exercise) subscription rights, the enclosed Beneficial Ownership Election Form must be completed and returned, together with any required payment, such that it will be actually received by us by 2:00 p.m., Pacific Time, on June 30, 2010, the last business day prior to the scheduled Expiration Date of the rights offering.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of relevant documents to the Company’s President and Chief Executive Officer, Randall L. Fewel, at: Northwest Bancorporation, Inc. 421 W. Riverside Avenue, Spokane, Washington, 99201, (509) 456-8888.